CUSIP No. 419352-10-9                                        Page 23 of 25 Pages


                                                                      EXHIBIT 10
                           [On PL Capital Letterhead]

September 7, 1999

Mr. George Worgul
Mr. Michael Levine
Mr. Robert Sprotte
Msgr. Thomas Hartman
Mr. Michael Fitzpatrick
c/o Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590

Dear Sirs:

As non-executive, outside members of Haven Bancorp's Board of Directors, you are no doubt aware that one of your most important duties and responsibilities is oversight of the senior executives of Haven Bancorp and its subsidiary bank, CFS Bank. Among other responsibilities, the Board is charged annually with the important task of reviewing the performance of Haven's CEO, Philip Messina. Specifically, on September 23, 1999, the anniversary date of Mr. Messina's employment agreements with CFS Bank (the Bank Agreement) and Haven Bancorp (the Company Agreement) (collectively, the Agreements), the Board has the responsibility to undertake a review Mr. Messina's performance, in order to decide whether to extend the Agreements for another year, thereby extending the term of Mr. Messina's Agreements to September 23, 2002 (as you know, the Agreements are three year rolling "evergreen" agreements that are reviewed, and if approved, extended annually).

Given that the supermarket banking strategy is now 3 years old and has reached $700 million of deposits, we presume the Board will undertake a thorough and objective review of the success, or failure, of that strategy, and Haven's overall performance, as a basis for deciding whether to extend the Agreements. We believe that such a review comes down to a few questions, namely:

"What is the current value of the supermarket banking franchise?"
"Does that value justify the expenditures made to date?"
"Is Haven better off today than it was last year, the year before, or in 1996 (prior to adopting the supermarket strategy)?" "How does Haven's performance compare to its peers?"

Most industry participants have legitimate concerns about whether the current or prospective value of Haven's supermarket banking franchise justifies the significant costs incurred (which we estimate to be in the range of $60 to $100 million, pretax, since mid 1996). If those significant outlays have not created significant additional franchise value, this raises serious

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CUSIP No. 419352-10-9                                        Page 24 of 25 Pages

issues of accountability and responsibility, and the corrective steps needed to preserve, and then maximize, remaining shareholder value.

Prior to the September 23, 1999 Board decision to extend, or not extend, Mr. Messina's contracts to September 23, 2002 (it is our understanding that each agreement would currently expire, if not extended, on September 23, 2001), we strongly suggest that the Board engage outside industry experts, such as an investment banking and appraisal firm, to review and value the supermarket banking strategy and to give the Board strategic advice on the current state of the thrift industry and Haven's prospects. An analysis of Haven's performance compared to its peers should also be prepared. In addition to deciding upon extension of the Agreements, these analyses should also be useful to the Board in making other compensation and employment decisions, including extension of other senior executives' employment contracts. Given that Haven's supermarket banking strategy is so unique and controversial, and the investment of shareholders capital so significant, we believe it would be imprudent for the Board to meet its responsibilities in these matters without utilizing the assistance of qualified, objective, outside experts. We also suggest the Board form a committee of outside, independent directors to address these issues, and that the committee consider hiring its own independent counsel to advise it on its obligations and duties.

In our opinion, if the Board does an objective review of Haven's performance under Mr. Messina's leadership, it will vote to not extend Mr. Messina's Agreements to September 23, 2002.

The Board's actions and decisions in the next few weeks and months are extremely important. We hope the five of you, as outside, independent directors elected as representatives of Haven's shareholders, will undertake your obligations thoughtfully and objectively.


Sincerely,



Richard Lashley                                   John Palmer
Principal                                         Principal